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                             October 25, 2022

       Chandan Basho
       Interim Chief Financial Officer
       Apollo Medical Holdings, Inc.
       1668 S. Garfield Avenue, 2nd Floor
       Alhambra, California 91801

                                                        Re: Apollo Medical
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-37392

       Dear Chandan Basho:

               We have reviewed your October 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 25, 2022 letter.

       Form 10   K for Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis
       Reconciliation of Net Income to EBITDA and Adjusted EBITDA, page 59

   1.                                                   Refer to your response
to comment 1. Please address the following:
                                                            Clarify for us and
in your disclosure whether "Adjusted EBITDA" is intended to
                                                            exclude amounts
associated with all noncontrolling interests or only those attributable to "excluded
assets."
                                                            Given the number of
items and the magnitude of their amounts comprising the
                                                            adjustment "other
expense (income)," revise your disclosure to itemize and quantify each component.
                                                            It appears your
Net loss adjustment for recently acquired IPA's    line item which
                                                            excludes the impact
of IPA's acquired within the preceding three years is not
 Chandan Basho
Apollo Medical Holdings, Inc.
October 25, 2022
Page 2
              appropriate pursuant to Question 100.01 of the Non-GAAP Financial Measures
              Compliance Disclosure and Interpretations, as the results of these IPA's are part of your continuing operations. Please revise your reconciliation to remove this adjustment.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameChandan Basho                                Sincerely,
Comapany NameApollo Medical Holdings, Inc.
                                                               Division of
Corporation Finance
October 25, 2022 Page 2                                        Office of Trade
& Services
FirstName LastName